

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3030

October 28, 2009

<u>Via U.S. Mail</u>

Mr. Richard C. Yonker
Chief Financial Officer
Vitesse Semiconductor Corporation
741 Calle Plano
Camarillo, California  93012

> **Re:     Vitesse Semiconductor Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **File No.  001-31614**

Dear Mr. Yonker:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,


                                        Kevin L. Vaughn
                                        Accounting Branch Chief